Exhibit 21

Subsidiaries of Gaming and Leisure Properties, Inc. (a Pennsylvania corporation)

Name of Subsidiary	State or Other Jurisdiction of Incorporation
CCR PA Racing, LLC	Pennsylvania
GLP Capital, L.P.	Pennsylvania
GLP Financing I, LLC	Delaware
GLP Financing II, Inc.	Delaware
Gold Merger Sub, LLC	Delaware
Morgantown Real Property, LLC	Delaware
PA Meadows, LLC	Delaware
Tropicana Land, LLC	Nevada
GLPC Administrator, LLC	Pennsylvania